Exhibit (a)(5)(E)

Menarini Group Completes Acquisition of Stemline Therapeutics

•	Acquisition of Stemline establishes Menarini’s presence in the U.S. biopharmaceutical oncology market

•	Menarini will support further development of Stemline’s ELZONRIS® and enable global expansion by leveraging its commercial infrastructure in Europe and other ex-U.S. geographies

•	Following the transaction, Menarini will continue to research ELZONRIS in additional CD123-expressing indications

FLORENCE – June 10, 2020 – Menarini Group, a privately held Italian pharmaceutical and diagnostics company, today announced that is has successfully completed the acquisition of Stemline Therapeutics Inc., a commercial-stage biopharmaceutical company focused on the development and commercialization of novel oncology therapeutics (Nasdaq: STML), for an aggregate cash consideration up to $677 million on a fully diluted basis.

The transaction, which was announced on 4 May 2020, strengthens Menarini’s oncology portfolio with the addition of both commercial and clinical-stage assets. Menarini acquired Stemline for an upfront payment of $11.50 per share in cash and one non-tradeable Contingent Value Right (CVR) that will entitle each holder to an additional $1.00 per share in cash upon completion of the first sale of ELZONRIS in any EU5 country after European Commission approval.

Stemline launched ELZONRIS for the treatment of blastic plasmacytoid dendritic cell neoplasm (BPDCN) in adult and pediatric patients, two years or older, following the approval by the United States Food and Drug Administration in December 2018. ELZONRIS is a novel targeted therapy directed to the interleukin-3 (IL-3) receptor-α (CD123), a target present on a wide range of malignancies. In parallel, Stemline has been evaluating ELZONRIS in clinical trials in additional indications including chronic myelomonocytic leukemia (CMML), myelofibrosis (MF), acute myeloid leukemia (AML), and others. Stemline’s additional pipeline candidates include felezonexor (SL-801) (XPO1 inhibitor; Phase 1 in advanced solid tumor patients ongoing) and SL-1001 (RET kinase inhibitor, IND-enabling studies ongoing).

Elcin Barker Ergun, CEO of Menarini Group, commented, “We are very excited to complete the acquisition of Stemline and to welcome their accomplished team to Menarini. The addition of ELZONRIS, which has potential to treat many other malignancies, as well as the other attractive pipeline assets augments our research and development capabilities and will accelerate our efforts to deliver novel oncology therapeutics to patients in need.”

About ELZONRIS®

ELZONRIS® (tagraxofusp), a targeted therapy directed to CD123, is approved by the U.S. Food and Drug Administration (FDA) and commercially available in the U.S. for the treatment of adult and pediatric patients, two years or older, with BPDCN. For full prescribing information in the U.S., visit www.ELZONRIS.com. In Europe, a marketing authorization application (MAA) is under review by the European Medicines Agency (EMA).

ELZONRIS is also being evaluated in additional clinical trials in other CD123+ indications, including chronic myelomonocytic leukemia (CMML), myelofibrosis (MF), acute myeloid leukemia (AML), and others are planned including a CD123+ all-comers trial.

About CD123

CD123 is a cell surface target expressed on a wide range of malignancies including blastic plasmacytoid dendritic cell neoplasm (BPDCN), certain myeloproliferative neoplasms (MPNs) including chronic myelomonocytic leukemia (CMML) and myelofibrosis (MF), acute myeloid leukemia (AML) (and potentially enriched in certain AML subsets), myelodysplastic syndrome (MDS), and chronic myeloid leukemia (CML). CD123 has also been reported on multiple myeloma (MM), acute lymphoid leukemia (ALL), hairy cell leukemia (HCL), Hodgkin’s lymphoma (HL), and certain Non-Hodgkin’s lymphomas (NHL). In addition, CD123+ cells have been detected in the tumor microenvironment of several solid tumors as well as in certain autoimmune disorders including cutaneous lupus and scleroderma.

About BPDCN

BPDCN, formerly blastic NK-cell lymphoma, is an aggressive hematologic malignancy, often with cutaneous manifestations, with historically poor outcomes. BPDCN typically presents in the bone marrow and/or skin and may also involve lymph nodes and viscera. The BPDCN cell of origin is the plasmacytoid dendritic cell (pDC) precursor. The diagnosis of BPDCN is based on the immunophenotypic diagnostic triad of CD123, CD4, and CD56, as well as other markers. The World Health Organization (WHO) termed this disease “BPDCN” in 2008; previous names included blastic NK cell lymphoma and agranular CD4+/CD56+ hematodermic neoplasm. For more information, please visit the BPDCN disease awareness website at www.bpdcninfo.com.

About Menarini

The Menarini Group is a leading international pharmaceutical company with a presence in over 100 countries, including a direct presence in over 70 countries. Its global platform extends throughout Europe, Central America, Africa, the Middle East and Asia and generates over $4.2 billion in annual sales. For over 125 years, Menarini has been investing in the development and commercial distribution of pharmaceuticals to serve patients and physicians around the world with a full portfolio of products in the cardiovascular, gastroenterology, metabolic, infectious diseases and anti-inflammatory/analgesic therapeutic areas. Menarini is also committed to oncology, with several new investigational drugs in development for the treatment of a variety of tumors.

For investor and media inquiries, please contact:

Charlie Chichester / Camilla Scassellati-Sforzolini (Europe)

Andrew Cole / Gloria Labbad (U.S.)

Sard Verbinnen & Co

Email: menarini-svc@sardverb.com